MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by a director of MiX Telematics:

Name of director:	Charles Tasker
Transaction date:	9 March 2016
Class of securities:	Ordinary shares
Number of securities:	1 500 000
Price per security:	R1.12
Total value:	R1 680 000.00
Nature of transaction:	Off-market exercise of the share options granted under the MiX Telematics Group Executive Incentive Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

10 March 2016

Sponsor